UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Berkshire Grey, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

084656107

(CUSIP Number)

SB Global Advisers Limited

Attn: Spencer Collins

69 Grosvenor St

Mayfair, London W1K 3JP

44 0207 629 0431

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 084656107	13D	Page 1 of 10 pages

1	Names of Reporting Persons SVF II BG (DE) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 65,567,317
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 65,567,317

11	Aggregate Amount Beneficially Owned by Each Reporting Person 65,567,317
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.5%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 084656107	13D	Page 2 of 10 pages

1	Names of Reporting Persons SVF II Holdings (DE) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 65,567,317
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 65,567,317

11	Aggregate Amount Beneficially Owned by Each Reporting Person 65,567,317
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.5%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 084656107	13D	Page 3 of 10 pages

1	Names of Reporting Persons SVF II Aggregator (Jersey) L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 65,567,317
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 65,567,317

11	Aggregate Amount Beneficially Owned by Each Reporting Person 65,567,317
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.5%
14	Type of Reporting Person PN

CUSIP No. 084656107	13D	Page 4 of 10 pages

1	Names of Reporting Persons SoftBank Vision Fund II-2 L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 65,567,317
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 65,567,317

11	Aggregate Amount Beneficially Owned by Each Reporting Person 65,567,317
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.5%
14	Type of Reporting Person PN

CUSIP No. 084656107	13D	Page 5 of 10 pages

1	Names of Reporting Persons SB Global Advisers Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 65,567,317
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 65,567,317

11	Aggregate Amount Beneficially Owned by Each Reporting Person 65,567,317
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.5%
14	Type of Reporting Person CO

CUSIP No. 084656107	13D	Page 6 of 10 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) of Berkshire Grey, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 140 South Road, Bedford, MA 01730. Prior to the Business Combination (as defined below), the Issuer was known as Revolution Acceleration Acquisition Corp (“RAAC”).

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

SVF II BG (DE) LLC

SVF II Holdings (DE) LLC

SVF II Aggregator (Jersey) L.P.

SoftBank Vision Fund II-2 L.P.

SB Global Advisers Limited

Each of SVF II BG (DE) LLC and SVF II Holdings (DE) LLC is organized under the laws of the State of Delaware. Each of SVF II Aggregator (Jersey) L.P. and SoftBank Vision Fund II-2 L.P. is organized under the laws of Jersey. SB Global Advisers Limited is organized under the laws of England and Wales.

The business address of each of SVF II BG (DE) LLC and SVF II Holdings (DE) LLC is 251 Little Falls Drive, Wilmington, DE 19808. The business address of SVF II Aggregator (Jersey) L.P. and SoftBank Vision Fund II-2 L.P. is Crestbridge Limited, 47 Esplanade, St. Helier, Jersey, JE1 0BD. The business address of SB Global Advisers Limited is 69 Grosvenor Street, London W1K 3JP, England, United Kingdom. Each of the Reporting Persons is principally engaged in the business of investments in securities.

The directors of SB Global Advisers Limited is comprised of Spencer Collins, Rajeev Misra, and Neil Hadley (collectively, the “Related Persons”).

Mr. Collins, a Managing Partner at SoftBank Global Advisers, is a citizen of the United Kingdom. Mr. Misra, Chief Executive Officer of SoftBank Investment Advisers, is a citizen of the United Kingdom. Mr. Hadley, Managing Partner and Chief Operating Officer of SoftBank Investment Advisers, is a citizen of the United Kingdom.

During the last five years, none of the Reporting Persons or Related Persons (i) have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 084656107	13D	Page 7 of 10 pages

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement, as defined below, that pertain to the securities acquired by the Reporting Persons. Following the consummation of the Business Combination, the Reporting Persons’ existing common stock in Berkshire Grey Operating Company, Inc., a Delaware corporation (“Legacy Berkshire”), automatically converted into shares of Class A Common Stock of the Issuer in accordance with the Merger Agreement.

Item 4.	Purpose of Transaction.

Business Combination

On July 21, 2021 (the “Closing Date”), pursuant to an Agreement and Plan of Merger, dated February 23, 2021 (the “Merger Agreement”), by and among RAAC, Pickup Merger Corp., a Delaware corporation and wholly owned subsidiary of RAAC (“Merger Sub”), and Legacy Berkshire, Merger Sub merged with and into Legacy Berkshire, with Legacy Berkshire surviving the merger as a wholly owned subsidiary of RAAC (the “Merger” and, collectively with the other transactions described in the Merger Agreement, the “Business Combination”). In connection with the closing of the Business Combination, each share of Legacy Berkshire common stock was automatically cancelled in exchange for shares of the Issuer’s Class A Common Stock on a 1-to-5.87585 basis, with the stockholders of Legacy Berkshire becoming securityholders of the Issuer. As a result, SVF II BG (DE) LLC received an aggregate of 65,567,317 shares of Class A Common Stock.

Amended and Restated Registration Rights Agreement

On the Closing Date, the Issuer, SVF II BG (DE) LLC and certain Legacy Berkshire stockholders entered into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”). Pursuant to the Amended and Restated Registration Rights Agreement, SVF II BG (DE) LLC and the other parties thereto are entitled to demand registration rights in connection with an underwritten shelf takedown offering and piggy-back registration rights. The Amended and Restated Registration Rights Agreement also provides for a lock-up on registrable securities held by the parties so that such party may not transfer such shares, except to certain permitted transferees, for 180 days following the Closing Date.

The foregoing description of the Amended and Restated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

CUSIP No. 084656107	13D	Page 8 of 10 pages

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the lock-up provision in the Amended and Restated Registration Rights Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of shares of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, based on 222,597,413 shares of Class A Common Stock outstanding as of the August 13, 2021, based on the Issuer’s quarterly report on Form 10-Q filed with the SEC on August 16, 2021:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
SVF II BG (DE) LLC	65,567,317	29.5%	0	65,567,317	0	65,567,317
SVF II Holdings (DE) LLC	65,567,317	29.5%	0	65,567,317	0	65,567,317
SVF II Aggregator (Jersey) L.P.	65,567,317	29.5%	0	65,567,317	0	65,567,317
SoftBank Vision Fund II-2 L.P.	65,567,317	29.5%	0	65,567,317	0	65,567,317
SB Global Advisers Limited	65,567,317	29.5%	0	65,567,317	0	65,567,317

CUSIP No. 084656107	13D	Page 9 of 10 pages

SVF II BG (DE) LLC is the record holder of the shares of Class A Common Stock reported herein.

SoftBank Vision Fund II-2 L.P. is the sole limited partner of SVF II Aggregator (Jersey) L.P., which is the sole member of SVF II Holdings (DE) LLC, which is the sole member of SVF II BG (DE) LLC. SB Global Advisers Limited has been appointed as manager and is exclusively responsible for making all final decisions related to the acquisition, structuring, financing and disposal of SoftBank Vision Fund II-2 L.P.’s investments, including as held by SVF II BG (DE) LLC.

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons nor the Related Persons have effected any transactions in the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Amended and Restated Registration Rights Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons nor the Related Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.

2	Amended and Restated Registration Rights Agreement, dated as of July 21, 2021, by and among the Issuer, RAAC Management LLC, Steven A. Museles, Phyllis R. Caldwell, Jason M. Fish, Andrew Wallace and certain former stockholders of Legacy Berkshire Grey (incorporated by reference to Exhibit 10.1 to Berkshire Grey, Inc.’s Current Report on Form 8-K, filed with the SEC on July 27, 2021).

CUSIP No. 084656107	13D	Page 10 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2021

SVF II BG (DE) LLC

By:	/s/ Ian McLean
Name:	Ian McLean
Title:	Director

SVF II Holdings (DE) LLC

By:	/s/ Ian McLean
Name:	Ian McLean
Title:	Director

SVF II Aggregator (Jersey) L.P.

By:	/s/ Brian Wheeler
Name:	Brian Wheeler
Title:	General Counsel

SoftBank Vision Fund II-2 L.P.
By: SB Global Advisers Limited, its Manager

By:	/s/ Spencer Collins
Name:	Spencer Collins
Title:	Director

SB Global Advisers Limited

By:	/s/ Spencer Collins
Name:	Spencer Collins
Title:	Director